Exhibit 21.1

Subsidiaries of Seattle Genetics, Inc.

Name	Jurisdiction of Incorporation
SeaGen Canada Inc.	Canada
Seattle Genetics UK, Limited	England and Wales
SeaGen International GmbH	Switzerland
SeaGen International Holdings, Inc.	United States
SeaGen US Holdings, Inc.	United States
SeaGen, Inc.	United States